UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-07885	                                  4/8/02 and 7/8/02

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE **          DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Quantitative Master Series Trust
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4. Address of principal executive office (number,street,city,state,zip code):

800 Scudders Mill Road
Plainsboro, NJ 08536

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



Independent Accountants' Report


To the Board of Trustees of
Quantitative Master Series Trust:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series (collectively the "Series" and each a "Series") of Quantitative Master Series Trust complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 8, 2002 and July 8, 2002. Management is responsible for the Corporation's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Corporation's compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Corporation's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 8, 2002 and July 8, 2002, and with respect to agreement of security purchases and sales, for the period December
31, 2001 (the date of our last examination) through July 8, 2002:

1. Confirmation of all of the Series' securities held by institutions in book entry form with the Depository Trust Company, Participant
Trust Company, Chase Manhattan Bank, and/or brokers as of
April 8, 2002 and July 8, 2002;

2. Confirmation of all securities hypothecated, pledged, placed in escrow, out for transfer, or out on loan with brokers, pledgees, and/or transfer agents, when applicable, as of April 8, 2002 and July 8, 2002;

3. Reconciliation of all such securities (confirmed as described above) to the books and records of each Series and each Series'
Custodian as of April 8, 2002 and July 8, 2002;

4. Agreement of cash paid relating to the repurchase agreements held by the Master Aggregate Bond Index Series to the bank statement on settlement date of purchase; agreement of related terms (e.g. trade date and settlement date) to the trade ticket; and agreement of underlying collateral to the Custodian records as of April 8, 2002 and July 8, 2002; and

5. Agreement of certain data recorded for ten security purchases and ten security sales or maturities of each Series for the period from December 31, 2001 (the date of our last examination) through July 8, 2002 from the books and records of each Series to bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Corporation's compliance with specified requirements.

In our opinion, management's assertion that Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series of Quantitative Master Series Trust were in compliance with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of April 8, 2002 and July 8, 2002 with respect to securities reflected in the Series' investment accounts is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Quantitative Master Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/  Deloitte & Touche LLP

Princeton, New Jersey
January 15, 2003








January 15, 2003

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Quantitative Master Series Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 for Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series of Quantitative Master Series Trust as of April 8, 2002 and July 8, 2002 and from December 31, 2001 (last examination date) through July 8, 2002.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 8, 2002 and July 8, 2002 and from December 31, 2001 (last examination date) through July 8, 2002, with respect to securities reflected in the investment accounts of Master S&P 500 Index Series, Master Small Cap Index Series and Master Aggregate Bond Index Series of Quantitative Master Series Trust.

Quantitative Master Series Trust..

By:

/s/ Donald C. Burke
Vice President and Treasurer